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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 53458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Growers Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17620 Fitch Street
(No. and Street)

Irvine, California 92614
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mee-Fung Shen (949) 885-2383
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 Northridge California 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Lori Duquette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Growers Financial Services, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 26 day of August, 2008 by LORI L. DUQUETTE personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

June E. Mack
Notary Public

Signature

Chief Compliance Officer
Title

JUNE E. MACK
COMM. #1751316
NOTARY PUBLIC-CALIFORNIA
Orange County
Comm. Expires Jun 20, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Certified Public Accountants

Independent Auditor's Report

Board of Directors
Western Growers Financial Services:

We have audited the accompanying statement of financial condition of Western Growers Financial Services (the Company) as of June 30, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Western Growers Financial Services as of June 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2008

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Western Growers Financial Services
Statement of Financial Condition
June 30, 2008

Assets

Cash and cash equivalents	$ 168,497
Deposit with clearing firm	101,004
Commissions receivable	79,059
Marketable securities, at market value	99,256
Receivable from related parties	2,980
Prepaid expenses	14,285
Total assets	$ 465,081

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 28,839
Accrued payroll expenses	24,888
Payable to related parties	25,598
Total liabilities	79,325
Stockholder's equity	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	75,000
Retained earnings	300,756
Total stockholder's equity	385,756
Total liabilities and stockholder's equity	$ 465,081

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services
Statement of Operations
For the Year Ended June 30, 2008

Revenues	
Commissions	$ 761,802
Management and fee based income	120,765
Interest income	12,946
Net investment gains (losses)	(19,828)
Other income	35,000
Total revenues	910,685
Expenses	
Employee compensation and benefits	534,831
Commissions and floor brokerage fees	77,300
Occupancy and equipment rental	55,129
Taxes, licenses & fees other than income taxes	30,232
Other operating expenses	307,822
Total expenses	1,005,314
Net income (loss) before income tax provision	(94,629)
Income tax provision (benefits)	(41,258)
Net income (loss)	$ (53,371)

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at June 30, 2007	$ 10,000	$ 75,000	$ 354,127	$ 439,127
Net income (loss)	–	–	(53,371)	(53,371)
Balance at June 30, 2008	$ 10,000	$ 75,000	$ 300,756	$ 385,756

The accompanying notes are an integral part of these financial statements.

Western Growers Financial Services
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities:		
Net income (loss)		$ (53,371)
Adjustments to reconcile net income to cash provided by (used in) operating activities:		
(Increase) decrease in:		
Deposit with clearing firm	$ (1,004)	
Commissions receivable	81,925	
Marketable securities, at market value	(36,837)	
Receivable from related parties	1,520	
Prepaid expenses	(8,053)	
Other assets	463	
(Decrease) increase in:		
Accounts payable	(13,578)	
Income taxes payable	(59,443)	
Accrued payroll expense	(10,724)	
Payable to related parties	(15,248)	
Total adjustments		(60,979)
Net cash and cash equivalents provided by (used in) operating activities		(114,350)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(114,350)
Cash and cash equivalents at beginning of year		282,847
Cash and cash equivalents at end of year		$ 168,497

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Interest	$ –
Income taxes	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Western Growers Financial Services (the "Company"), was incorporated on June 21, 2000 in the State of California, as the wholly–owned subsidiary of Western Growers Service Corp. (the "Parent"). Western Growers Service Corp. is in turn the wholly–owned subsidiary of Western Growers Association ("WGA"). The Company is an institutional and retail, brokerage firm selling mutual funds, variable annuities and providing advisory services. Currently, the Company primarily operates its advisory services with agricultural organizations which are affiliated with WGA. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation ("SIPC").

The Company operates its brokerage business on a fully–disclosed basis, whereby the Company does not hold customer funds and/or securities, and the execution and clearance of trades are handled by another broker/dealer.

Summary of Significant Accounting Policies

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimate amounts.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). As such, marketable securities held by the Company at June 30, 2008, are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a settlement date basis. Proprietary transactions, commission revenues and the related expenses are recorded on a trade date basis.

Management and fee based income are recognized when earned, along with corresponding expenses.

Advertising and promotional costs are charged to operations when incurred. At June 30, 2008, advertising and promotional cost totaled $10,359, and are included in other operating expenses.

The operations of the Company are included in the consolidated income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate basis and the amount of current tax and/or benefit calculated is either remitted to or received from the Parent.

Income taxes are provided for the tax effects of transactions reported on the financial statements and consist of taxes currently due or refundable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the investments in marketable securities, and accruals of paid time–off for employees.

Note 2: DEPOSIT WITH CLEARING FIRM

The Company has deposited $101,004 with a clearing firm to serve as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

The Company holds investments classified as trading securities recorded at fair market value in the amount of $99,256, with a cost basis of $116,256, as of June 30, 2008. In the current year, the Company has recognized a investment loss of $19,828. These securities are currently comprised of mutual funds only.

Note 4: INCOME TAXES

As discussed in Note 1, the Company is a wholly–owned subsidiary and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

The provision for income tax expense at June 30, 2008, is comprised of the following:

Current income tax expense	
Federal	$ –
State	–
Total current income tax expense	–
Deferred income tax expense	
Federal	(32,174)
State	(9,084)
Total provision for income tax expense	$ (41,258)

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

Note 5: RELATED PARTY TRANSACTIONS

The Company shares office space with its Parent, WGA, and several other affiliated companies to WGA. The Company pays its own compliance expenses related to its brokerage business and has a written agreement with WGA, whereby the Company reimburses either WGA or the Parent for its portion of substantially all of the remaining operating expenses, including the rental of office space, staff and various equipment. These amounts have been included in the accompanying statement of income in employee compensation and benefits, occupancy and equipment rental, communications, taxes, licenses & fees, other than income taxes, other operating expenses and the income tax provision.

All receivables and payables to related parties are non-interest bearing and due on demand.

The Company has signed a licensing agreement with WGA, whereby the Company will pay a royalty fee to WGA for, among other things, the goodwill derived from the use of the Western Growers name. The amount of the royalty fee was $24,308 for the year ended June 30, 2008.

Note 6: EMPLOYEES BENEFIT PLAN

The Company participates with various affiliates in a defined contribution pension plan which covers all employees who have completed one year of service. The Company contributed for each participant an amount equal to 7% of the participants annual compensation. The Company also provides a 401(k) plan which allows eligible employees to contribute a percentage of their compensation, subject to Internal Revenue Service limitations, of which the Company will match up to 3% of the employee's compensation. For the year ended June 30, 2008, the Company contributed $22,654 into these plans.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty, with which it conducts business.

Note 8: COMMITMENTS AND CONTINGENCIES

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended June 30, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133and140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Accounting for Uncertainty in Income Taxes

In June 2006 the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 10: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2008, the Company had net capital of $353,855 which was $348,567 in excess of its required net capital of $5,288; and the Company's ratio of aggregate indebtedness ($79,325) to net capital was 0.22 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Western Growers Financial Services
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ 10,000	
Additional paid–in capital	75,000	
Retained earnings	300,756	
Total stockholder's equity		$ 385,756
Adjustments to stockholder's equity		
Excess fidelity bond deductible		(5,000)
Total net worth		380,756
Less: non–allowable assets		
Receivable from related parties	(2,980)	
Prepaid expenses	(14,285)	
Total non-allowable assets		(17,265)
Net capital before haircuts and undue concentration		363,491
Less: haircuts and undue concentration		
Haircuts on mutual funds	(9,636)	
Total haircuts and undue concentration		(9,636)
Net capital		353,855
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 5,288	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,288
Excess net capital		$ 348,567

Ratio of aggregate indebtedness to net capital 0.22:1

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2008 due to rounding.

See independent auditor's report.

Western Growers Financial Services
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2008

A computation of reserve requirement is not applicable to Western Growers Financial Services as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Western Growers Financial Services
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2008

Information relating to possession or control requirements is not applicable to Western Growers Financial Services as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Western Growers Financial Services

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2008

Board of Directors
Western Growers Financial Services:

In planning and performing our audit of the financial statements of Western Growers Financial Services (the Company), as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 26, 2008

END